3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

September 18, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn:  Christina DiAngelo Fettig, Senior Staff Accountant, U.S. Securities and Exchange Commission

Re:                             StoneCastle Financial Corp. (“the Company”)

1940 Act File No. 811-22853

1933 Act File No. 333-197689

Dear Ms. Fettig:

On behalf of the Company, this letter is being filed with the Commission via EDGAR to respond to the oral comments provided by you on August 18, 2014, in connection with the Securities and Exchange Commission staff’s (the “Staff”) review of the Company’s Form N-CSR filed on March 6, 2014 (the “Form N-CSR”), and Form N-Q filed on May 13, 2014 (the “N-Q”).  The Company appreciates the opportunity to address the Staff’s comments.  We have organized this letter by setting forth the comments received in italicized text followed by the Company’s response.

*              *              *

December 31, 2013 financial statements filed on Form N-CSR on 3/6/2014:

1.              Page 13- In the “Summary of Current Dividend” chart, use the term “Distribution” instead of “Dividend Distribution” in future filings, as the character of the distribution is unknown at the time of declaration.  Additionally, consider modifying the introductory paragraph to disclose that the quarterly dividends may be classified as a return of capital.

Boston	Washington, D.C.	Los Angeles		New York	Pittsburgh

Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

www.pepperlaw.com

Response:  Subsequent reports will reflect the Staff’s comment.

2.              Page 14- Confirm that the disclosure with respect to the Dividend Reimbursement Plan in future reports will be consistent with the disclosure in the Form N-2 in response to Item 10.1.e for Form N-2.

Response:  Confirmed.  Subsequent reports will reflect the Staff’s comment.

3.              Page 15- Please reconcile the number of issuers disclosed in the “Portfolio Data” schedule with the Schedule of Investments.

Response:  The difference is due to a look-through to the capital securities that underlie two securities held on the Schedule of Investments: Preferred Term Securities, LTD and the MMCapS Funding.

4.              Page 17- We note that 76% of the Company was invested in a money market mutual fund at December 31, 2013. To the extent required, please include in the fee table “Acquired Fund fees and expenses” disclosure in connection with any positions in other investment companies, as necessary.

Response: Since December 31, 2013, the Company’s investment in other investment companies has been significantly reduced.  To the extent required in future filings, the fee table in its registration statement will reflect “acquired fund fees and expenses” as a separate line item.

5.              Page 17- Consider including a definition for “144A” as a footnote to the Schedule of Investments.

Response:  Subsequent reports will reflect the Staff’s comment.

6.              Page 19- Please explain why the interest receivable amount of $59,861 is greater than the amount of investment income for the year of $6,282.

Response:  The difference between interest receivable amount and investment income amount is attributable to interest purchased on securities purchased during the period.

7.              Page 19- Please confirm that liabilities shown for expenses payable have been settled.

Response:  Confirmed.

8.              Page 20- Disclose miscellaneous fees exceeding 5% of total expense, as a separate line item, as applicable.

Response:  Any fees exceeding 5% of total expense are separately disclosed.

9.              Page 21- The Statement of Changes in Net Assets discloses proceeds from the issuance of common stock, net of underwriting fees and offering costs.  Consider disclosing in a note to the financial statements the total gross proceeds, total underwriting fees and total offering costs.

Response:  Subsequent reports will reflect the Staff’s comment.

10.       Page 23- In the Financial Highlights, distributions to shareholders in excess of net investment income that represent a tax return of capital are required to be disclosed separately.

Response:  The distribution was paid in January 2014 and the characterization of distributed amounts for tax purposes will not be known until after the end of the tax year on December 31, 2014.  To the extent any distributed amounts are tax return of capital such amounts will be disclosed separately in the Financial Highlights.

11.       Page 35- The disclosure in “Board Approval of the Management Agreement” is not detailed enough. Refer to Instruction 6e and f to Item 24 of Form N-2.

Response:  Subsequent reports will address the Staff’s comment and include more detailed information.

12.       Page 42- Please change the date under the header, “Availability of Proxy Voting Record” to June 30.

Response:  The requested change was made in Company’s semi-annual report for the period ending June 30, 2014, and will be made in future reports

13.       Item 2(f)- Provide more detailed directions for accessing the Company’s Code of Ethics (“COE”) on the Company’s website, or consider making the COE more prominent to find on the website.

Response: The Company will revise its response to Item 2(f) to provide more detailed instructions for accessing the COE on its website.  Additionally, the Company has updated its website to make it easier to access the COE by shareholders. See   http://ir.stonecastle-financial.com/governance.cfm

14.       Item 8(a)(3) of Form N-CSR discloses that “One of the principal factors considered is a portfolio manager’s investment performance versus appropriate peer groups and benchmarks”.  Future filings should include more detail.

Response:  More detailed information will be included in future reports.

Form N-Q filed on May 13, 2014

In future Form N-Q filings, please include the disclosure requirements of footnote 8 to article 12-12 of Regulation S-X.

Response:  Subsequent reports will address the Staff’s comment to the required disclosure.

*              *              *

Please direct any questions concerning this letter to my attention at 215.981.4659, or in my absence to John Ford, at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:                                James E. O’Connor, Senior Counsel

Rachel N. Schatten, Esq.

John M. Ford, Esq.

EXHIBIT A

StoneCastle Financial Corp.

152 West 57th Street, 35th Floor, New York, New York 10019

September 18, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Christina DiAngelo Fettig, Senior Staff Accountant, U.S. Securities and Exchange Commission

Re:                                                     StoneCastle Financial Corp. (the “Company”)

1940 Act File No. 811-22853

1933 Act File No. 333-197689

Dear Ms. Fettig:

In connection with the Company’s response to oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) on August 18, 2014 with respect to the Company’s Form N-CSR filed with the Commission on March 6, 2014, and the Company’s Form N-Q filed with the Commission on May 13, 2014, the Company is providing the following, as instructed:

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its financial statements, (ii) Commission staff comments or changes to disclosure in response to staff comments in its financial statements reviewed by the staff do not foreclose the Commission from taking any action with respect to the financial statements, and (iii) the Company may not assert staff comments with respect to the financial statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton LLP, counsel to the Company, at 215.981.4659.

Very truly yours,

/s/ Rachel N. Schatten

Rachel N. Schatten, Esq.
General Counsel and Chief Compliance Officer

cc:                                James E. O’Connor, Senior Counsel, U.S. Securities and Exchange Commission

John P. Falco, Esq.